SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                                                             SEC FILE NUMBER
                                                                000-23529

(Check One): [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q
         For Period Ended: June 30, 1998
                           -------------
         [   ] Transition Report on Form 10-K
         [   ] Transition Report on From 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:___________________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________
_____________________________________________________________________________


PART I - REGISTRANT INFORMATION

The Willowbridge Fund, L.P.
Full Name of Registrant

_________________________________
Former Name if Applicable

4 Benedek Road
Address of Principal Executive Office (Street and Number)

Princeton, New Jresey 08540
City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X|      (a)      The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
  |X|      (b)      The subject annual report, semi-annual
                    report, transition report on Form 10-K, Form
                    20-F, 11-K or Form N-SAR, or portion thereof,
                    will be filed on or before the fifteenth
                    calendar day following the prescribed due date;
                    or the subject quarterly report of transition
                    report on Form 10-Q, or portion thereof will be
                    filed on or before the fifth calendar day
                    following the prescribed due date; and
  | |      (c)      The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)
                                                               SEC 1344 (6/94)

The registrant has not been able to complete timely Management's Discussion and Analysis of Financial Condition and Results.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Robert L. Lerner                  609                       921-0717
         (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    |X| Yes   | | No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
    subject report or portion thereof?      | |Yes   |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        The Willowbridge Fund, L.P.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August 14, 1998                     By     /s/ Robert L. Lerner
    ---------------------------------            ---------------------------
                                                       Robert L. Lerner
                                                       President

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
     Intentional misstatements or omissions of fact constitute Federal
                 Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
        Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).